[JAKKS Letterhead]

October 30, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Linda Cvrkel

Re:	JAKKS Pacific, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed March 15, 2012

Form 10-Q for the Quarter Ended June 30, 2012

Filed August 7, 2012

File No. 001-35448

Dear Ms. Cvrkel:

This letter shall serve to respond to the questions and comments contained in the Commission’s letter to the Company dated October 16, 2012 regarding its review of the above-referenced Forms 10-K and 10-Q.

We have prepared our responses based upon the order of the comments set forth in the Commission’s letter.

Form 10-K for the Year Ended December 31, 2011

Item 6. Selected Financial Data, page 23

1.	Please revise to disclose cash dividends declared per common share. See guidance in Item 301 of Regulation S-K.

Response:

In our future applicable filings, we will revise our disclosure to include cash dividends declared per common share.

Ms. Linda Cvrkel October 30, 2012 Page 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 35

2.	Please revise to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Response:

In our future applicable filings, we will revise our disclosure to expand the liquidity discussion in an understandable fashion to cover the three-year period covered by the financial statements.

3.	We note from your disclosure in Note 12 that you have cumulative undistributed earnings of non-U.S. subsidiaries that are considered to be permanently reinvested outside the U.S. and for which additional tax expense may be incurred if these earnings are repatriated to the U.S. Please revise the liquidity section of MD&A to disclose the amount of cash and short term investments held by foreign subsidiaries; a statement that you would need to accrue and pay taxes if repatriated; and a statement that you do not intend to repatriate the funds, if true.

Response:

In our future applicable filings, we will revise our disclosure in the liquidity section of MD&A to include disclosure of the amount of cash and short term investments held by foreign subsidiaries; along with a statement that we would need to accrue and pay taxes if repatriated; and a statement that we do not intend to repatriate the funds.

4.	Please revise to disclose an estimate of your expected capital expenditures for the upcoming fiscal year.

Response:

In our future applicable filings, we will revise our disclosure to include an estimate of our expected capital expenditures for the upcoming fiscal year.

Notes to the Financial Statements

Note 12. Income Taxes, page 61

5.	We note from the reconciliation of the provision (benefit) for income taxes to the U.S. federal statutory rate that the effect of differences in U.S. and foreign statutory rates is 1031.8% in 2011. Please explain to us the reasons why the difference is so significant in 2011 relative to prior years. Also, please tell us the nature of the “other” reconciling item which is 46.2% for the year ended December 31, 2011.

Ms. Linda Cvrkel October 30, 2012 Page 3

Response:

For 2011, the company had pre-tax income from Hong Kong of approximately $30 million with an overall worldwide loss of $540,000.  The Hong Kong statutory rate is 16.5% and difference between the Hong Kong statutory rate and the US statutory rate of 35% is 18.5%.  The tax effect of differences in U.S. and foreign statutory rates would be 18.5% of $30 million, or $5.5 million.  This compared to the worldwide loss of $540,000 creates a significant difference of 1031.8%. In prior years, Hong Kong income was compared as a percentage to worldwide income, not loss, and therefore, the percentage relationship was "normalized" compared to the current year.

Please find the detail of the "other" reconciling item that totaled to 46.2%.

Meals & Entertainment	-28.4%
Donations	5.6%
Section 162(m)	-10.7%
Hong Kong Options	-10.4%
2011 Installment Sale Interest	-2.4%
-46.2%

6.	We note your disclosure that you have cumulative undistributed earnings of non-US subsidiaries for which U.S. taxes have not been provided and that these earnings are intended to be permanently reinvested outside the US. Please revise to disclose the amount of the undistributed earnings of foreign subsidiaries. See guidance in ASC 740-30-50.

Response:

In our future applicable filings, we will revise our disclosure to include the amount of undistributed earnings of foreign subsidiaries.

Note 19. Selected Quarterly Financial Data (Unaudited), page 72

7.	We note your quarterly income (loss) from operations includes significant fluctuations in amounts between quarters, particularly during 2011. Please revise to disclose the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Response:

In our future applicable filings, we will revise our disclosure to disclose the nature of any unusual or infrequent items that impacted our quarterly results of operations for the various periods presented.

Ms. Linda Cvrkel October 30, 2012 Page 4

Schedule II – Valuation and Qualifying Accounts, page 75

8.	We note during the year ended December 31, 2011, reserves for sales returns and allowances increased from $28.3 million to $43.4 million or 53%, and that you charged approximately $68 million to the income statement, an increase of $15.5 million or 29.5% over the amount charged in the prior year. In accordance with Item 303(A)(3)(ii) of Regulation S-K, you are required to describe within MD&A any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Additionally, events that will cause a material change in the relationship between costs and revenues shall also be disclosed. Given the significant increase during fiscal 2011, please explain to us and revise MD&A to explain the nature and underlying business reason(s) for the increase in the reserve at December 31, 2011 and the amount recognized during the year and whether the trend is expected to continue.

Response:

Markdowns are negotiated credits provided to our customers on a one-off basis. Higher than historical levels of markdowns requiring reserves were granted to some of our largest customers in the fourth quarter of 2011 due the slowdown of sales of our toy products at retail and in light of the levels of inventory held by our customers. At this time, inventory levels at retail are not considered excessive and the rate of sale at retail is adequate such that a higher than historical level of markdowns is not anticipated. In our future applicable filings, we will revise our MD&A to explain the nature and underlying business reason(s) for the increase in the reserve at December 31, 2011 and the amount recognized during the year and whether the trend is expected to continue.

Form 10-Q for the Quarter Ended June 30, 2012

Note 16. Subsequent Events, page 19

9.	We note your disclosure that on July 26, 2012 you completed the acquisition of Maui, Inc. for $32 million cash plus contingent payments in an amount up to an additional $33 million. Please tell us the acquisition date fair value of the total consideration transferred, including an explanation of how you determined the fair value of the contingent consideration. Also, please tell us how you allocated the total purchase price to the acquired assets, liabilities and intangible assets.

Response:

The acquisition date fair value of the total consideration transferred amounted to approximately $55.6 million as determined by the amount of cash paid, liabilities assumed and the aggregate of the earn-out payments likely to be earned. The fair value of the contingent consideration includes the present value of the aggregate of the three years earn-out payments of $18 million, but excludes a portion of the earn-out potential that is not considered likely to be earned. The purchase price allocation is being finalized with the intangibles assets being valued by an independent third party valuation expert.

The Company herewith acknowledges that i) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been helpful in answering the questions contained in your letter. Of course, if you have any further comments or require any further information, please do not hesitate to call me at 310-455-6210.

Very truly yours,

Joel M. Bennett
Chief Financial Officer